No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF NOVEMBER 2020

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Contents

Exhibit 1:

English translation of a press release regarding Conclusion of Absorption-type Merger Agreements and Determination of Effective Date of Absorption-Type Merger Related to Management Integration of Hitachi Automotive Systems, Ltd., Keihin Corporation, Showa Corporation and Nissin Kogyo Co., Ltd.

Exhibit 2:

English translation of a press release regarding Change in Specified Subsidiary

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA
(HONDA MOTOR CO., LTD.)

/s/ Masao Kawaguchi
Masao Kawaguchi
General Manager
Finance Division
Honda Motor Co., Ltd.

Date: November 19, 2020

November 18, 2020

Hitachi, Ltd.

Honda Motor Co., Ltd.

Hitachi Automotive Systems, Ltd.

Keihin Corporation

Showa Corporation

Nissin Kogyo Co., Ltd.

Conclusion of Absorption-type Merger Agreements and Determination of Effective Date of Absorption-Type Merger Related to Management Integration of Hitachi Automotive Systems, Ltd., Keihin Corporation, Showa Corporation and Nissin Kogyo Co., Ltd.

Tokyo, November 18, 2020 – As announced in the press release issued on October 30, 2019, Hitachi, Ltd. (TSE: 6501, “Hitachi”), Honda Motor Co., Ltd. (TSE: 7267, “Honda”), Hitachi Automotive Systems, Ltd. (“Hitachi Automotive Systems”), Keihin Corporation (“Keihin”), Showa Corporation (“Showa”), and Nissin Kogyo Co., Ltd. (“Nissin”) entered into the basic contract regarding a management integration(“the basic contract”) on October 30, 2019, to conduct the management integration through implementation of the absorption-type merger in which Hitachi Automotive Systems (a wholly-owned subsidiary of Hitachi) will be the surviving company, and Keihin, Showa and Nissin will be the disappearing companies after making Keihin, Showa and Nissin wholly-owned subsidiaries of Honda through tender offers targeting the common shares of Keihin, Showa and Nissin.

Hitachi, Honda, Hitachi Automotive Systems, Keihin, Showa and Nissin today announced that absorption-type merger agreements between Hitachi Automotive Systems and Keihin, Hitachi Automotive Systems and Showa, and Hitachi Automotive Systems and Nissin, were respectively concluded today according to the basic contract, and the effective date of absorption-type mergers were settled on January 1, 2021.

Public Relations Department, Corporate Brand & Communications Division

Hitachi, Ltd.

TEL: 03-5208-9324

Accounting Division for Business Management Operations

Honda Motor Co., Ltd.

TEL: 03-3423-1111

Corporate Communication Division

Keihin Corporation

TEL: 03-3345-3413

General Affairs Division

Showa Corporation

TEL: 048-554-8170

Corporate Planning & Business Management

Nissin Kogyo Co., Ltd.

TEL: 0268-61-0082

[Translation]

November 18, 2020

To:	Shareholders of Honda Motor Co., Ltd.

From:	Honda Motor Co., Ltd.
1-1, Minami-Aoyama 2-chome,
Minato-ku, Tokyo, 107-8556
Takahiro Hachigo
President and Representative Director

Notice Regarding Change in Specified Subsidiary

Showa Corporation (“Showa”) has entered into a merger agreement with Hitachi Automotive Systems, Ltd. (“Hitachi Automotive Systems”), a subsidiary of Hitachi, Ltd., in which Hitachi Automotive Systems will be the surviving company, and Showa will be the disappearing company. The effective date of the merger is January 1, 2021.

1.	Reason for change

Showa will cease to be specified subsidiary of Honda Motor Co., Ltd (“the Company”) as a result of the merger with Hitachi Automotive Systems as the surviving company. After the merger becomes effective, Hitachi Automotive Systems will change its name to Hitachi Astemo, Ltd.

2.	Outline of specified subsidiary

(1)	Company name	Showa Corporation

(2)	Registered office	1-14-1, Fujiwara-cho, Gyoda-shi, Saitama

(3)	Name of representative	Nobuyuki Sugiyama, Representative Director, Director President

(4)	Description of business	Manufacturing and sales of components for motorcycles and automobiles and components for boats

(5)	Capital	12,698 million Japanese yen (as of March 31, 2020)

3.	Number of voting rights and ownership ratio held by the Company before and after the change

(1)	Number of voting rights before the change	759,646 voting rights (voting rights ownership ratio: 100.0%)

(2)	Number of voting rights after the change	0 voting rights

4.	Schedule

(1)	Date of change	January 1, 2021 (planned)

—End—